16003956

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 03 2016 REGISTRATIONS BRANCH 16

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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auB

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~45760~~

8-49589 auB

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Maitland Center Commons Blvd.
(No. and Street)

Maitland,	FL	32751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry Covert 407-644-1986 800-846-7526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane & Associates
(Name – *if individual, state last, first, middle name*)

670 W. Fairbanks Ave.,	Winter Park	FL	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG AW

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry Covert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, Ltd, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN BRYANT
MY COMMISSION # FF 045759
EXPIRES: November 5, 2017
Bonded Thru Notary Public Underwriters

Signature

General Counsel
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMOTHY PARTNERS, LTD.

REVIEW OF EXEMPTION REPORT

Years Ended December 31, 2015

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Timothy Partners, Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Timothy Partners, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3: (15c3-3(k)(2)(i)) (the "exemption provisions") and (2) Timothy Partners, Ltd. stated that Timothy Partners, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Timothy Partners, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Timothy Partners, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Kane & Associates

Winter Park, Florida
January 22, 2016

TIMOTHY PARTNERS LTD.
1055 Maitland Center Commons, #100
Maitland, Florida 32751
local: (407) 644-1986
toll-free: (800) 846-7526
fax: (407) 644-4574
e-mail: invest@timothyplan.com
internet: www.timothyplan.com

January 22, 2016

TIMOTHY PARTNERS, LTD. EXEMPTION REPORT

Timothy Partners, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-s promulgated by the Securities and Exchange Commission (17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Sec. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. Sec. 240.15c3-3. The Company does not accept or hold client securities or funds.

(2) The Company had no obligation under 17 C.F.R. Sec. 240.15c3-3 throughout the most recent fiscal year without exception and claims its exemption under 15c3-3(i)(2)(i).

Timothy Partners, Ltd.

I, Terry Covert, swear (or affirm) that, to by best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: General Counsel